
Mail Stop 4628

February 29, 2016

Johnathan F. Adair
Chief Executive Officer
Zonzia Media, Inc.
2580 Anthem Village Drive, Suite B-7
Henderson, NV 89074

> **Re: Zonzia Media, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 12, 2016**
> **File No. 333-209492**

Dear Mr. Adair:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you issued a promissory note due June 30, 2016, to Kodiak Capital Group, LLC ("Kodiak"), which states in part: "NEITHER THIS SECURITY NOR THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE BEEN REGISTERED…." We object to the registration of an indirect primary offering when there is an intention to use the equity line to repay the company's indebtedness to the investor. Please explain the reference in the newly executed note to the "securities issuable upon conversion." Also, please provide us with the following representations from the company, if true:

   - the company has the ability to repay the indebtedness without recourse to the funds received or to be received under the equity purchase agreement; and

- the amount of indebtedness may not be reduced or relieved by the issuance of shares under the equity line.

Prospectus Summary, page 1

The Offering, page 4

2.   You state that the $120,000 promissory note is "due and payable on September 30, 2016." However, the promissory note that you filed as exhibit 10.15 indicates that the "maturity date" is June 30, 2016, which is also the date that appears at page 53 of the prospectus. Please explain this discrepancy and revise your disclosure as appropriate.

Selling Stockholders, page 55

3.   Revise your reference to the term "selling stockholders" which "also includes any transferees, pledges, donees, or other successors in interest to the selling stockholders named in the table…" to make it consistent with the reference to Equity Purchasers as underwriters on page 58. The definition here omits a carve-out for Kodiak in light of Section 10.3 of the Equity Purchase Agreement.

Financial Statements

4.   You will need to update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Exhibit Index

5.   You refer to the three new, executed agreements you filed as exhibits 10.13, 10.14, and 10.15 as "forms" of agreements. Please revise or advise us why you refer to them as forms of agreements.

Exhibit 10.13

6.   At page 60 of your prospectus, you state: "Our authorized capital stock consists of 2,200,000,000 shares, 2,000,000,000 shares of which are common stock, par value $.001 per share, and 200,000,000 shares of which are preferred stock, par value $.001 per share." However, Section 4.3 of the equity purchase agreement indicates that your capitalization is now 3,000,000,000 shares of common stock. That amount also differs from the number of authorized shares of common stock described in the company's charter, which you incorporate by reference to your definitive proxy statement filed in 2014. See the Exhibit Index entry for exhibit 3.1. In describing your authorized capital stock, the certificate of incorporation also refers to authorized preferred stock. Please explain the reason(s) for these discrepancies and file a current version of your certificate of incorporation as exhibit 3.1, if applicable.

Exhibit 10.15

7.   Insofar as this document purports to be a promissory note entered into between you and Kodiak, please explain why the signatures section indicates: "Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized."

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources